Pricing Supplement No. 20 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005


[RBC LOGO]  US$3,570,000
            Royal Bank of Canada
            Principal Protected Notes due November 30, 2009
            Linked to the Performance of a Basket of Commodities

Issuer:                 Royal Bank of Canada ("Royal Bank")
Series:                 Senior Global Medium-Term Notes, Series B
Issue Date:             May 31, 2006
Maturity Date and Term: November 30, 2009 (resulting in a term to maturity of three and a half years).
Coupon:                 We will not pay you interest during the term of the
                        Notes.
Basket:                 The payment at maturity on the Notes are linked to the
                        value of a weighted basket (the "Basket") consisting of two commodities and a commodity index (each a "Basket
                        Commodity", and together, the "Basket Commodities").
                        Such weightings will be achieved by providing a Component Weight for each Basket Commodity as follows:

                        Basket Commodity                                  Component Weight      Initial Levels
                        ----------------                                  ----------------      --------------
                        Aluminum                                                 33.34%           $2,736.50/ton
                        WTI Crude Oil                                            33.33%           $71.37/barrel
                        Goldman Sachs Agricultural Excess Return Index(R)        33.33%               65.03

Minimum Investment:     US$5,000.
Denomination:           US$1,000 (except that non-U.S. investors may be subject
                        to higher minimums).
Payment at Maturity:    At maturity, you will receive a cash payment equal to
                        the principal amount invested plus an amount equal to
                        that principal amount multiplied by the greater of:
                              (a)    0%; or
                              (b)    the Basket Performance.
Basket Performance:     The Basket Performance is an amount (expressed as a
                        percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the Basket
                        Commodities multiplied by 125%. The Weighted Component
                        Change for each Basket Commodity will be determined as follows:

                               Component Weight    x  (C(f)  -  C(i))
                                                      ---------------
                                                           C(i)

                        where,
                        C(f) is the Reference Price of the Basket Commodity,
                        "C", on November 25, 2009 (the "final valuation date")
                        C(i) is the Reference Price of the Basket Commodity,
                        "C", on May 26, 2006 (the "initial valuation date")
                        The Reference Prices for each Basket Commodity that is
                        not an index will be determined by reference to the
                        official settlement prices of certain futures contracts
                        traded on the London Metal Exchange (the "LME") for
                        aluminum and the New York Mercantile Exchange ("NYMEX")
                        for crude oil. The Reference Prices for each Basket
                        Commodity that is an index will be determined by
                        reference to the official closing level of that index.
                        For the definition of Reference Prices, see page P-15.
Clearance and
Settlement:             DTC global (including through its indirect participants
                        Euroclear and Clearstream, Luxembourg as described under
                        "Ownership and  Book-Entry Issuance" in the accompanying
                        prospectus).
CUSIP Number:           78008EBJ5
Listing:                The Notes will not be listed on any securities exchange
                        or quotation system.
Calculation Agent:      JPMorgan Chase Bank, National Association

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                                                  Proceeds to Royal
                                                      Price to Public      Agent's Commission       Bank of Canada
                                                      ---------------      ------------------       --------------
 Per Note..........................................         100%                 2.50%                  97.50%
 Total.............................................      $3,570,000             $89,250               $3,480,750

                         RBC Capital Markets Corporation
                      Pricing Supplement dated May 26, 2006

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




                                TABLE OF CONTENTS

Pricing Supplement
Summary...............................................................................................      P-1
Risk Factors..........................................................................................      P-4
The Basket............................................................................................      P-9
Specific Terms of the Notes...........................................................................      P-22
Use of Proceeds and Hedging...........................................................................      P-28
Supplemental Tax Considerations.......................................................................      P-29
Supplemental Plan of Distribution.....................................................................      P-31
Documents Filed as Part of the Registration Statement.................................................      P-31

Prospectus Supplement
About This Prospectus Supplement......................................................................      S-3
Recent Developments...................................................................................      S-3
Consolidated Ratios of Earnings to Fixed Charges......................................................      S-3
Risk Factors..........................................................................................      S-4
Use of Proceeds.......................................................................................      S-7
Description of the Notes We May Offer.................................................................      S-8
Certain Income Tax Consequences.......................................................................      S-27
Employee Retirement Income Security Act...............................................................      S-40
Supplemental Plan of Distribution.....................................................................      S-41
Documents Filed as Part of the Registration Statement.................................................      S-46

Prospectus
Documents Incorporated by Reference...................................................................      1
Where You Can Find More Information...................................................................      3
About This Prospectus.................................................................................      3
Caution Regarding Forward-Looking Information.........................................................      4
Royal Bank of Canada..................................................................................      5
Risk Factors..........................................................................................      5
Use of Proceeds.......................................................................................      5
Consolidated Ratios of Earnings to Fixed Charges......................................................      6
Description of Securities We May Offer................................................................      6
Additional Mechanics..................................................................................      9
Special Situations....................................................................................      11
Subordination Provisions..............................................................................      13
Defeasance............................................................................................      14
Events of Default.....................................................................................      15
Ownership and Book-Entry Issuance.....................................................................      16
Our Relationship with the Trustee.....................................................................      21
Tax Consequences......................................................................................      21
Plan of Distribution..................................................................................      22
Validity of Securities................................................................................      23
Experts...............................................................................................      23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others.........................      24
Documents Filed as Part of the Registration Statement.................................................      24

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

                                     SUMMARY

     The Principal Protected Notes (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and 125% participation in any appreciation of the performance of a basket comprised of two commodities and one commodity index (the "Basket") at maturity. The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risk". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement that are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for participation in potential increases in the aggregate performance of the Basket. You will receive 125% of any such gains at maturity.

o Principal Protection--At maturity, your principal is fully protected against a decline in the Basket Performance.

Selected Risk Considerations

o Market Risk--The extent to which the return on the Notes is positive is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Performance is positive. Commodity prices may change unpredictably, affecting the settlement prices of futures contracts, commodity index levels and the value of your Notes in unforeseeable ways.

o Limited Portfolio Diversification--The three Basket Commodities are concentrated in three sectors, base metals, energy and agriculture, and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors and exchange-traded futures contracts on aluminum and WTI Crude Oil and on the agricultural commodities underlying the commodity index in particular.

o No Principal Protection Unless You Hold the Notes to Maturity--You will be entitled to receive a minimum payment of the principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

o No Interest Payments--You will not receive any periodic interest payments on the Notes.

o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

o    You are willing to hold the Notes to maturity.

o You are willing to accept the risk of fluctuations in commodities prices in general and the index and exchange-traded futures contracts related to the commodities underlying the Basket Commodities in particular.

o You believe the Basket Performance will increase during the term of the Notes.

o You seek an investment that offers principal protection when held to maturity.

o    You do not seek current income from this investment.

o You seek an investment with a return linked to the performance of the Basket Commodities.

The Notes may not be a suitable investment for you if:

o    You are unable or unwilling to hold the Notes to maturity.

o You are not willing to be exposed to fluctuations in commodities prices in general and the index and exchange-traded futures contracts related to the commodities underlying the Basket Commodities in particular.

o You believe the Basket Performance will decline during the term of the Notes.

o You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

o You prefer not to create an over-concentrated position in the commodities sector of your portfolio.

o    You seek current income from your investment.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     Pursuant to the terms of the Notes, Royal Bank and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on P-23.

Sample Calculations of the Payment at Maturity

     The examples set forth below are included for illustration purposes only. The Reference Prices of the Basket Commodities used to illustrate the calculation of Basket Performance are neither estimates nor forecasts of the References Prices of the Basket Commodities on the initial valuation date or the final valuation date on which the calculation of the Basket Performance, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $5,000 and that no extraordinary event has occurred.

Example 1 -- Calculation of the payment at maturity where the Basket Performance is positive.

                                                                               Component         Weighted
Basket Commodity                  C(i)            C(f)           % Change      Weight            Component Change
----------------                  ----            ----           --------      ------            ----------------
Aluminum.....................   $3,200.00       $5,120.00        60.00%        33.34%            20.00%
Crude Oil....................   $70.00          $80.50           15.00%        33.33%            5.00%
Goldman Sachs Agricultural
   Excess Return Index.......   65.00           92.30            42.00%        33.33%            14.00%
Basket Performance...........                                                                    39.00%
                                                                                                 ======


Since the Basket Performance is greater than 0%:

Payment at Maturity = $5,000 + ($5,000 x Basket Performance x 125%) = $5,000 + ($5,000 x 39.00% x 125%) = $7,437.50

48.75% Return on Investment

Example 2 -- Calculation of the payment at maturity where the Basket Performance is negative.

                                                                               Component         Weighted
Basket Commodity                  C(i)            C(f)           % Change      Weight            Component Change
----------------                  ----            ----           --------      ------            ----------------
Aluminum.....................   $3,200.00       $2,624.00        -18.00%       33.34%            -6.00%
Crude Oil....................   $70.00          $80.50           15.00%        33.33%            5.00%
Goldman Sachs Agricultural
   Excess Return Index.......   65.00           49.40            -24.00%       33.33%            -8.00%
Basket Performance...........                                                                    -9.00%
                                                                                                 ======

Since the Basket Performance is less than 0%:

Payment at Maturity = $5,000 + ($5,000 x 0% x 125%) = $5,000 + $0.00 = $5,000

0% Return on Investment

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of a basket of two commodities and a commodity index -- aluminum, crude oil and the Goldman Sachs Agricultural Excess Return Index (the "GSCI(R)-ER Agriculture Index" or the "Underlying Index" and, together with aluminum and crude oil, the"Basket Commodities"). Investing in the Notes is not equivalent to investing directly in the Basket Commodities themselves or the related futures contracts. See "The Basket" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

     You will receive at least the minimum payment of the principal amount of your Notes only if you hold them to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold and may incur a loss. You should be willing to hold your Notes to maturity.

Your Note May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Commodity, If Such Appreciation Is Not Reflected in the Official Settlement Price on the Final Valuation Date

     If the Basket Performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the Basket Performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of settlement prices of certain futures contracts (or otherwise determined by the calculation agent, in the case of an extraordinary event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the three and a half year term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the settlement prices of the exchange-traded futures contracts on the commodities underlying the Basket Commodities will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o the market price (or level, in the case of a Basket Commodity that is an index) of the Basket Commodities;

     o the volatility of the Basket Commodities and the market movements of the commodities underlying the Basket Commodities;

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market maker;

     o    the general interest rate environment;

     o economic, financial, political, regulatory, geographical, biological or legal events that affect the market price of the Basket Commodities or the exchange-traded futures contracts in the Basket or that affect commodities and futures markets generally; or

     o    the creditworthiness of Royal Bank.

     These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price". Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures contracts and, therefore, the value of your Notes.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

     Because the Notes are linked to the Basket, which currently reflects the return on futures contracts on the different physical commodities underlying the Basket Commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the physical commodities underlying the index and the futures contracts included in the Basket are concentrated in three sectors, base metals, energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Risks You Should Consider Relating to Trading of Commodities on the LME

     The market price of aluminum will be determined by reference to the settlement prices of contracts traded on the LME. As discussed below, the LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of aluminum, and consequently the payment at maturity, could be adversely affected.

Commodity Prices May Change Unpredictably, Affecting the Basket Performance and the Value of Your Notes in Unforseeable Ways

     Trading in futures contracts on the commodities underlying the Basket Commodities is speculative and can be extremely volatile. Market prices (or levels, in the case of the Basket Commodity that is an index) of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value or level of different Basket Commodities, and the volatilities of their prices or levels, to move in inconsistent directions at inconsistent rates.

Historical Levels of the Underlying Index Should Not Be Taken as an Indication of the Future Performance of That Index During the Term of the Notes

     The actual performance of the Basket Commodity which is an index over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical levels of that index. The trading prices of exchange-traded futures contracts on the commodities underlying the index will determine the level of that index. As a result, it is impossible to predict whether the level of the index will rise or fall.

You Will Not Receive Interest Payments on the Notes or Have Rights in the Exchange-Traded Futures Contracts on the physical commodities underlying the Basket Commodities

     You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures contracts on the physical commodities underlying the Basket Commodities may have.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Royal Bank or its Affiliates in Basket Commodities, Futures, Options, Exchange-Traded Funds or Other Derivative Products on the Basket Commodities May Impair the Market Value of the Notes

     As described below under "Use of Proceeds and Hedging" in this pricing supplement, we or one or more affiliates (or an unaffiliated party or parties with whom we contract) may hedge our obligations under the Notes by purchasing the Basket Commodities, futures or options on the commodities underlying the Basket Commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Commodities, and we or such unaffiliated party or parties may adjust these hedges by, among other things, purchasing or selling Basket Commodities, futures, options or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Basket Commodities at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price or level of the Basket Commodities and the value of the Basket and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates (or an unaffiliated party or parties with whom we contract) could receive substantial returns from these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in the Basket Commodities, the exchange-traded futures contracts on the commodities underlying the Basket Commodities, and other investments relating to the Basket Commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price or level of the Basket Commodities, the exchange-traded futures contracts on the commodities underlying the Basket Commodities, the value of the Basket and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Commodities or the exchange-traded futures contracts on the commodities underlying the Basket Commodities. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest

     As noted above, we and our affiliates expect to engage in trading activities related to the Basket Commodities and the exchange-traded futures contracts on the commodities underlying the Basket Commodities, which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the Reference Prices of the Basket Commodities, could be adverse to the interests of the holders of the Notes. Moreover, we and RBC Capital Markets Corporation have published and in the future expect to publish research reports with respect to some or all of the Basket Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, RBC Capital Markets Corporation or our other affiliates may affect the market price of the Basket Commodities and the related exchange-traded futures contracts and, therefore, the market value of the Notes.

Royal Bank and Its Affiliates Have No Affiliation with the LME, NYMEX or Goldman Sachs & Co. and Are Not Responsible for Their Public Disclosure of Information

     We and our affiliates are not affiliated with the LME, NYMEX or Goldman Sachs & Co. in any way and have no ability to control or predict their actions, including any errors in or discontinuation of their disclosure. Neither the LME nor NYMEX is under any obligation to continue to maintain any futures contracts. If the LME or NYMEX discontinues or materially changes the terms of any futures contracts on aluminum or crude oil or if Goldman Sachs & Co. stops publishing the Goldman Sachs Commodity Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures contract or index selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures contract or index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes--Extraordinary Event" and "--Adjustments to the Basket and Reference Price" in this pricing supplement.

     You, as an investor in the Notes, should make your own investigation into the Basket Commodities, the related futures contracts and the exchanges on which they trade.

The Calculation Agent Can Postpone the Calculation of the Basket Performance or the Maturity Date If a Extraordinary Event Occurs on the Final Valuation Date

     The calculation of the Basket Performance may be postponed if the calculation agent determines that an extraordinary event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the settlement prices on the relevant futures contracts on the first business day after that day on which no extraordinary event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but an extraordinary event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If an extraordinary event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the Basket Performance that would have prevailed in the absence of the extraordinary event. See "Specific Terms of the Notes--Extraordinary Event" in this pricing supplement.

     If an extraordinary event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Commodities

     The composition of the Basket and the method of calculating the Reference Prices of the Basket Commodities may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts used for determining the Reference Price of a Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades (or, in the case of a Basket Commodity which is an index, by the index sponsor), or if a Reference Price is not available for a Basket Commodity for any reason, then the calculation agent may take such action, including adjustments to the Basket or to the method of calculating the Reference Price of that Basket Commodity, as it deems appropriate. See "Specific Terms of the Notes--Adjustments to the Basket and Reference Price" in this pricing supplement. Such changes could adversely affect the Basket Performance and, consequently, the payment at maturity on the Notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

                                   THE BASKET

General

     The Basket is comprised of two commodities and a commodity index, each of which falls within one of the following three general sectors: base metals, energy and agriculture. The inclusion or exclusion of a commodity in the Basket is not a recommendation to invest in or divest any interest in such commodity. Neither Royal Bank nor any of its affiliates makes any representation or warranty as to the performance of the Basket Commodities or the Basket.

     Royal Bank or its affiliates may presently or from time to time invest in, or divest an interest in, one or more "commodity investments" (i.e., trading of commodities, futures contracts with respect to the commodities and other instruments and derivative products based on the commodities and/or the Basket), may render investment advice to a third party with respect to one or more commodity investments or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more commodity investments. In the course of such business, Royal Bank or its affiliates may acquire nonpublic information with respect to such commodity investments and, in addition, one or more affiliates of Royal Bank may produce and/or publish research reports with respect to such commodity investments. Royal Bank does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

     The information relating to the Basket Commodities, the information about the market in which the Basket Commodities trade and the price data plotted to chart the history of the prices of the Basket Commodities has been derived from publicly available sources and is presented in summary form for informational purposes only. As such, neither Royal Bank nor any of its affiliates has independently verified this information or assumes any responsibility for the accuracy or completeness of such information.

     Any prospective investor in the Notes should understand the commodity futures, forward and spot markets and should undertake an independent investigation of the Basket Commodities such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

The Principal Exchanges

     The reference prices of the Basket Commodities that are commodities (i.e., aluminum and crude oil) are determined by reference to the official settlement prices of futures contracts traded on the following commodities markets, the LME and NYMEX (the "Principal Exchanges", and each a "Principal Exchange"). You should make your own investigation into the Principal Exchanges to determine whether the Notes are a suitable investment for you.

     An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long") or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

     No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as "initial margin". This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as "variation margin", are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as "marking to the market".

     Futures contracts are traded on organized exchanges, known as "contract markets," through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader's profit or loss. U.S. contract markets (including the NYMEX), as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the "SIB")).

         From its inception to the present, the GSCI(R) has been comprised exclusively of futures contracts traded on regulated exchanges. This has been due to the fact that, historically, regulated futures exchanges were the only types of facilities for the trading of commodities that provided centralized trading mechanisms and public reports of trading activity that reflected the prices and volumes of transactions executed in the relevant market. Recently, however, a number of electronic trading facilities have developed that offer trading in physical commodities and over-the-counter derivatives on commodities (such as swaps and forward contracts), through a centralized forum. Many of these facilities also provide price and volume reports to their participants and, in some cases, to the public. Such trading facilities are becoming a more significant component of the commodity trading market. In addition, recent amendments to the Commodity Exchange Act permit such trading facilities to operate without being regulated in the same manner as organized futures exchanges.

         In response to these developments, Goldman Sachs, the index sponsor (the "Index Sponsor"), in consultation with the Policy Committee, as discussed under "The Goldman Sachs Commodity Index --The Policy Committee" below, has modified the methodology for determining the commodities and contracts to be included in the GSCI(R) in order to permit the inclusion of contracts traded on trading facilities other than regulated futures exchanges. The criteria for determining the contracts to be included in the GSCI(R), and the methodology for calculating the GSCI(R) are summarized below. At present, the GSCI(R) continues to be comprised exclusively of futures contracts traded on regulated futures exchanges. However, pursuant to the recent modifications to the GSCI(R) methodology, the GSCI(R) may in the future include contracts traded on other types of trading facilities. Such contracts may include, but will not necessarily be limited to, swaps and spot or forward contracts on a variety of physical commodities. In the commodities context, swaps are bilateral transactions that typically provide for the parties to make payments over a period of time either in a fixed amount or in an amount determined by reference to the price of a commodity. Spot and forward contracts typically provide for delivery of a commodity either at a stated time in the future or over a specified period of time, in return for a fixed purchase price (although such contracts may on occasion be settled through cash payments rather than physical delivery).

         Transactions in such contracts executed through a trading facility may be bilateral transactions between two principals, in which case the parties are generally responsible for settlement of the transactions and for establishing any applicable credit terms, which may consist of futures-style margining but typically involve deposits of collateral and periodic adjustments of the amount of the collateral required. Alternatively, certain trading facilities may provide for contracts to be cleared through a centralized clearing house similar (or identical) to the types of clearing houses that provide clearing services to regulated futures markets. The terms of the contracts traded through these trading facilities, as well as the manner in which they are traded and the manner in which the prices and volumes of transactions are reported, may differ significantly from the comparable features of regulated futures contracts. In addition, the trading facilities may be subject to less regulation than regulated futures exchanges or, in some cases, to no substantive regulation.

The LME

     The LME was established in 1877 and is the principal base-metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals' market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting "back-to-back" contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a "prompt date") from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals' forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

     The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

     The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes' trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

     Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today's Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today's 99.7% High Grade Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The NYMEX

     The New York Mercantile Exchange ("NYMEX"), located in New York City, is the principal exchange for the trading of oil futures contracts. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil contract in March 1983 and unleaded gasoline futures in 1984.

The GSCI(R) Excess Return Index and the GSCI(R) Agriculture Excess Return Index

Unless otherwise stated, all information regarding the GSCI(R) Excess Return Index ("GSCI(R)"), and the GSCI(R) Agriculture Excess Return Index ("GSCI(R)-ER Agriculture Index") provided in this pricing supplement is derived from the

Index Sponsor or other publicly available sources. Such information reflects the policies of the Index Sponsor as stated in such sources, and such policies are subject to change by the Index Sponsor. We do not assume any responsibility for the accuracy or completeness of such information. The Index Sponsor is under no obligation to continue to publish the GSCI(R) Excess Return Index, or the GSCI(R)-ER Agriculture Index and may discontinue publication of any or all such indices at any time.

The GSCI(R)-ER Agriculture Index reflects the excess returns that are potentially available through an unleveraged investment in the agricultural commodities futures contracts, and only the agricultural commodities futures contracts, of the GSCI(R). The GSCI(R) is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria, and is designed to be a measure of the performance over time of the markets for these commodities. The GSCI(R) Agriculture Index is the agriculture-only element of the GSCI(R) and is comprised solely of those agricultural commodities futures contracts included in the GSCI(R). For a description of how contracts are selected for the GSCI(R) and a discussion of the GSCI(R) in general, see below under "--The GSCI(R) Excess Return Index and the GSCI(R)".

The GSCI(R) Excess Return Index was established in May 1991 and is designed to reflect the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index. Goldman Sachs has also developed and calculates a number of sub-indices representing components of the GSCI(R) Excess Return Index. These include the GSCI(R)-ER Agriculture Index.

The value of the GSCI(R)-ER Agriculture Index, on any given day, reflects:

o The price levels of the contracts included in the GSCI(R)-ER Agriculture Index (which represents the value of the GSCI(R)-ER Agriculture Index) and

o The "contract daily return," which is the percentage change in the total dollar weight of the GSCI(R)-ER Agriculture Index from the previous day to the current day.

Each of these components is described below.

     The GSCI(R) and GSCI(R) Sub-Indices are proprietary indices that the Index Sponsor has developed and calculates. As part of its investment banking operations, the Index Sponsor engages, both directly and indirectly through its affiliates, in futures market brokerage, financial futures trading and hedging, dealing in foreign exchange and other activities. J. Aron & Co., an affiliate of the Index Sponsor, trades as principal in foreign exchange, crude oil and petroleum products, natural gas, electricity and in gold, silver, platinum group and base metals and in related derivative instruments.

The GSCI(R) Sub-Indices are indices of a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The GSCI(R) Sub-Indices are designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the GSCI(R) Sub-Indices are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.

The commodities included in the GSCI(R) Sub-Indices are weighted, on a production basis, to reflect the relative significance (in the view of the Index Sponsor, in consultation with the Policy Committee, as described below) of such commodities to the world economy.

The fluctuations in the value of the GSCI(R) Sub-Indices are intended generally to correlate with changes in the prices of such physical commodities in global markets. The GSCI(R) and GSCI(R) Sub-Indices were established in 1991 and have been normalized such that the hypothetical level of the GSCI(R) on January 2, 1970 was 100. Futures contracts on the GSCI(R) and GSCI(R) Excess Return Index, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology used to calculate the GSCI(R) and GSCI(R) Sub-Indices as of the date of this pricing supplement. The methodology for determining the composition and weighting of the GSCI(R) (and GSCI(R) Sub-Indices) and for calculating its value is subject to modification in a manner consistent with the purposes of the GSCI(R), as described below. The Index Sponsor makes the official calculations of the GSCI(R) (and GSCI(R) Sub-Indices). At present, these calculations are performed continuously and are reported on Reuters Page GSCI(R), GSAGER (or any successor or replacement page) updated on Reuters at least once every three minutes during business hours on each day on which the offices of Goldman, Sachs & Co. in New York City are open for business, which we refer to as a "GSCI(R) Business Day" for the purposes of this description. The settlement prices for these indices are currently also reported on Reuters Page GSCI(R), and GSAGER at the end of each index business day.

The Policy Committee

The Index Sponsor has established a Policy Committee to assist it in connection with the operation of the GSCI(R) (and GSCI(R) Sub-Indices). The Policy Committee meets on a regular basis and at other times upon the request of the Index Sponsor. The principal purpose of the Policy Committee is to advise The Index Sponsor with respect to, among other things, the calculation of the GSCI(R) (and GSCI(R) Sub-Indices), the effectiveness of the GSCI(R) (and GSCI(R) Sub-Indices) as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the GSCI(R) (and GSCI(R) Sub-Indices). The Policy Committee acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the GSCI(R) are made by the Index Sponsor

The Policy Committee generally meets in October of each year. Prior to the meeting, the Index Sponsor determines the commodities to be included in the GSCI(R) (and GSCI(R) Sub-Indices) for the following calendar year, as well as the weighting factors for each commodity. The Policy Committee members receive the proposed composition of the GSCI(R) (and GSCI(R) Sub-Indices) in advance of the meeting and discuss the composition at the meeting. The Index Sponsor also consults the Policy Committee on any other significant matters with respect to the calculation or operation of the GSCI(R) (and GSCI(R) Sub-Indices). The Policy Committee may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the GSCI(R) (and GSCI(R) Sub-Indices)

In order to be included in the GSCI(R) (and GSCI(R) Sub-Indices), a contract must satisfy the following eligibility criteria:

     o The contract must be in respect of a physical commodity and not a financial commodity.

     o    In addition, the contract must:

               o have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

               o at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

The commodity must be the subject of a contract that:

               o    is denominated in U.S. dollars; and

               o is traded on or through an exchange, facility or other platform (referred to as a "trading facility") that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

                    o makes price quotations generally available to its members or participants (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

                    o makes reliable trading volume information available to the Index Sponsor with at least the frequency required by the Index Sponsor to make the monthly determinations;

                    o accepts bids and offers from multiple participants or price providers; and

                    o is accessible by a sufficiently broad range of participants.


     o The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI(R). In appropriate circumstances, however, the Index Sponsor, in consultation with the Policy Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

     o At and after the time a contract is included in the GSCI(R), the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

     o For a contract to be eligible for inclusion in the GSCI(R), volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

     o    A contract that is:

               o Not included in the GSCI(R) at the time of determination and that is based on a commodity that is not represented in the GSCI(R) at such time must, in order to be added to the GSCI(R) at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

               o Already included in the GSCI(R) at the time of determination and that is the only contract on the relevant commodity included in the GSCI(R) must, in order to continue to be included in the GSCI(R) after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$5 billion and at least US$10 billion during at least one of the three most recent annual periods used in making the determination.

               o Not included in the GSCI(R) at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI(R) at such time must, in order to be added to the GSCI(R) at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least US$30 billion.

               o Already included in the GSCI(R) at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI(R) at such time must, in order to continue to be included in the GSCI(R) after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$10 billion and at least US$20 billion during at least one of the three most recent annual periods used in making the determination.

     o A contract that is already included in the GSCI(R) at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI(R) and each contract's percentage of the total is then determined. A contract that is not included in the GSCI(R) at the time of determination must, in order to be added to the GSCI(R) at such time, have a reference percentage dollar weight of at least 0.75%.

     o In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts will be included in the GSCI(R) in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the GSCI(R) attributable to such commodity exceeding a particular level. If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the GSCI(R) attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the GSCI(R) attributable to it.

In addition, to be included in the GSCI(R)-ER Agriculture Index, the contract must reflect the agriculture sector of the GSCI(R). The contracts included in the GSCI(R) for 2006 are all futures contracts traded on NYMEX, ICE Futures (formerly the International Petroleum Exchange ("ICE")), the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade ("CBT"), the Coffee, Sugar & Cocoa Exchange, Inc. ("CSC"), the New York Cotton Exchange ("NYC"), the Kansas City Board of Trade ("KBT"), COMEX and the LME. The components of the GSCI(R)-ER Agriculture Index and their relative weightings on May 26, 2006 are:

GSCI(R) - ER Agriculture Index
------------------------------
Wheat              22.83%
Red Wheat           9.45%
Corn               21.82%
Soybeans           13.08%
Cotton              7.53%
Sugar              17.84%
Coffee              5.70%
Cocoa               1.74%

The components of the GSCI(R)-ER Agriculture Index and their relative weightings, among other matters, may change during the term of the securities.

The following chart reflects the performance of the GSCI(R)-ER Agriculture Index from January 3, 2000 to May 26, 2006:


       [GOLDMAN SACHS AGRICULTURE EXCESS RETURN INDEX (1/3/00 - 5/26/060]
                                [CHART OMMITTED]


The quantity of each of the contracts included in the GSCI(R) (and GSCI(R) Sub-Indices) is determined on the basis of a five-year average (referred to as the "world production average") of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, the Index Sponsor, in consultation with the Policy Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weights of which are calculated on the basis of regional production data, with the relevant region defined as North America.

The five-year moving average is updated annually for each commodity included in the GSCI(R) (and GSCI(R) Sub-Indices), based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI(R) (and GSCI(R) Sub-Indices) are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, the Index Sponsor performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the GSCI(R) (and GSCI(R) Sub-Indices) is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the GSCI(R) (and GSCI(R) Sub-Indices) to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the GSCI(R) (and GSCI(R) Sub-Indices) will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, the Index Sponsor reevaluates the composition of the GSCI(R) (and GSCI(R) Sub-Indices), in consultation with the Policy Committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the commodities included in the GSCI(R) (and GSCI(R) Sub-Indices) and any commodities which no longer satisfy such criteria, if any, will be deleted.

The Index Sponsor, in consultation with the Policy Committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the GSCI(R) (and GSCI(R) Sub-Indices) are necessary or appropriate in order to assure that the GSCI(R) represents a measure of commodity market performance. The Index Sponsor has the discretion to make any such modifications, in consultation with the Policy Committee. Upon request, the Index Sponsor will disclose to any investor any such modifications that are made. Requests should be directed to the Index Sponsor at the following address: 85 Broad Street, New York, New York 10004,
Attn: Commodity Sales and Trading Department, Tel. (212) 902-7700, Fax. (212) 357-1248.

Contract Expirations

     Because the GSCI(R) (and GSCI(R) Sub-Indices) comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations". The contract expirations included in the GSCI(R) (and GSCI(R) Sub-Indices) for each commodity during a given year are designated by the Index Sponsor, in consultation with the Policy Committee, provided that each such contract must be an "active contract". An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the GSCI(R) (and GSCI(R) Sub-Indices) will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Index Sponsor. If a trading facility ceases trading in all contract expirations relating to a particular contract, the Index Sponsor may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI(R) (and GSCI(R) Sub-Indices). To the extent practicable, the replacement will be effected during the next monthly review of the composition of the relevant index. If that timing is not practicable, the Index Sponsor will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Commodity Weighting in the GSCI(R) and GSCI(R) Sub-Indices

The total dollar weight of the GSCI(R) and each of the GSCI(R) Sub-Indices is the sum of the dollar weight of each of the underlying commodities in each respective index. The dollar weight of each such commodity on any given day is equal to:

     o    the daily contract reference price,
     o    multiplied by the appropriate CPWs, and
     o during a roll period, the appropriate "roll weights" (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the Index Sponsor, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M., New York City time, the Index Sponsor may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant GSCI(R) calculation.

Contract daily return


The contract daily return on any given day is equal to the sum, for each of the commodities included in the GSCI(R) or GSCI(R) Sub-Indices, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate "roll weight," divided by the total dollar weight of the GSCI(R) or such GSCI(R) Sub-Index on the preceding day, minus one.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the GSCI(R) and GSCI(R) Sub-Indices are designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the GSCI(R) and GSCI(R) Sub-Indices also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the GSCI(R) and GSCI(R) Sub-Indices is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

     o no daily contract reference price is available for a given contract expiration;
     o any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as the "limit price");
     o the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the Index Sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the Index Sponsor will revise the portion of the roll accordingly; or
     o trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Calculation of the GSCI(R) Index and GSCI(R) Sub-Indices

The values of the GSCI(R) Index and the GSCI(R) Sub-Indices on any GSCI(R) Business Day are equal to the product of (i) the value of such index on the immediately preceding GSCI(R) Business Day multiplied by (ii) one plus the contract daily return for such index on the GSCI(R) Business Day on which the calculation is made. The value of the GSCI(R) Index has been normalized such that its hypothetical level on January 2, 1970 was 100.

License Agreement

     We have entered into a non-exclusive license agreement with Goldman, Sachs & Co. (the "Index Sponsor"), which allows us and our affiliates to use the Index in connection with the issuance of certain securities, including the Notes. We are not affiliated with the Index Sponsor; the only relationship between the Index Sponsor and us is the licensing of the use of the Index and trademarks relating to the Index.

     The Index Sponsor is under no obligation to continue the calculation and dissemination of the GSCI(R)-ER Agriculture Index. The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor No inference should be drawn from the information contained in this pricing supplement that the Index Sponsor makes any representation or warranty, implied or express, to us, any holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the GSAG or the GSCI(R)-ER Agriculture Index to track general commodity market performance or agricultural commodities futures market performance.

     The Index Sponsor determines, composes and calculates the GSCI(R)-ER Agriculture Index without regard to the Notes. The Index Sponsor has no obligation to take into account your interest, or that of anyone else having an interest, in the Notes in determining, composing or calculating the GSCI(R)-ER Agriculture Index. The Index Sponsor is not responsible for, and has not participated in the determination of, the terms, prices or amount of the Notes and will not be responsible for, or participate in, any determination or calculation regarding the principal amount of the Notes payable at maturity. The Index Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     The Index Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the GSCI(R)-ER Agriculture Index or the manner in which the GSCI(R)-ER Agriculture Index is applied in determining the initial index level or the final index level or any amount payable upon maturity of the Notes.

     Goldman Sachs, GSCI(R), GSCI(R) Excess Return Index, Goldman Sachs Agriculture Excess Return Index and Goldman Sachs Commodity Index are trademarks or service marks of the Index Sponsor and have been licensed for use by us in connection with the Notes.

     The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor. The Index Sponsor makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the GSCI(R) Excess Return Index to track general commodity market performance. The Index Sponsor's only relationship to us is the licensing of the GSCI(R), which is determined, composed and calculated by the Index Sponsor without regard to us or the Notes. The Index Sponsor has no obligation to take the needs of us or the holders of the Notes into consideration in determining, composing or calculating the GSCI(R). The Index Sponsor is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Index Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     GOLDMAN, SACHS & CO. DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE GSCI(R) EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN, SACHS & CO. MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GSCI(R) EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. GOLDMAN, SACHS & CO. MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI(R) EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN, SACHS & CO. HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Aluminum

     Aluminum is the most heavily produced and consumed non-ferrous metal in the world. Its low density and malleability has been recognized by the industrial world. Aluminum has many diverse applications, ranging form beverage cans to cars. In 2001, world primary refined production alone totaled over 24 million tons. The total turnover for LME primary aluminum futures and options in 2001 was over 25 million lots (625 million tons). The following chart set out the closing levels for LME Aluminum from January 3, 2000 to May 26, 2006:


                 [LME ALUMINIUM (1/3/00 - 5/26/06) CHART OMITTED]

Crude Oil

     Demand for petroleum products by consumers, as well as agricultural, manufacturing and transportation industries, determines demand for Crude Oil by refiners. Since the precursors of product demand are linked to economic activity, Crude Oil demand will tend to reflect economic conditions. However, other factors such as weather will also influence product and crude oil demand.

     Crude Oil supply is determined by both economic and political factors. Oil prices (along with drilling costs, availability of attractive prospects for drilling, taxes and technology) determine exploration and development spending which influence output capacity with a lag. In the short run, production decisions by the Organization of Petroleum Exporting Countries also affects supply and prices. Oil export embargoes and the current conflict in Iraq, Middle East and South America represent other routes through which political developments move the market.

     The closing price of Crude Oil is determined by reference to the NYMEX's "Light `Sweet' Crude Oil Futures Contract". The Crude Oil Contract is based on West Texas Intermediate ("WTI") crude oil delivered to Cushing, Oklahoma. Although WTI is refined principally in the United States' mid-continent region, it forms the basis for pricing other domestic crudes as well as some foreign grades. The WTI spot price, in turn, is usually determined by global (rather than regional) supply and demand conditions due to the availability of product and crude oil pipelines that link the mid-continent to the Gulf Coast, a major crude oil trading and refining center. The following chart set out the closing levels for NYMEX Crude Oil from January 3, 2000 to May 26, 2006:

              [NYMEX WTI CRUDE OIL (1/3/00 -5/26/06) CHART OMITTED]

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Notes We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, National Association, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be US$5,000.

Denomination

     We will offer the Notes in denominations of US$1,000.

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     You will receive a cash payment at maturity that is based on the Basket Performance, which may be positive or negative. The Notes are fully principal protected and you will receive at least a minimum of the principal amount at maturity.

     At maturity, you will receive a cash payment equal to the principal amount invested plus an amount equal to that principal amount multiplied by the greater of: (a) 0%; or (b) the Basket Performance multiplied by 125%. The Basket Performance is an amount (expressed as a percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the three Basket Commodities.

     The Weighted Component Change for each Basket Commodity will be determined as follows:

                   Component Weight   x  (C(f) - C(i))
                                         -------------
                                              C(i)
     where,

     C(f) = Reference Price of each Basket Commodity, "C", on the final valuation date

     C(i) = Reference Price of each Basket Commodity, "C", on the initial valuation date

     The Component Weights for each Basket Commodity are as follows:

     Basket Commodity                                           Component Weight
     ----------------                                           ----------------
     Aluminum.................................................      33.34%
     Crude Oil................................................      33.33%
     Goldman Sachs Agricultural Excess Return Index ..........      33.33%

     The method of determination for the Reference Price for each Basket Commodity is specified under "--Reference Prices" below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under "--Adjustments to the Basket and Reference Price" below.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date--and therefore the maturity date--if an extraordinary event occurs or is continuing on a day that would otherwise be the final valuation date. We describe extraordinary events under "--Extraordinary Event" below.

     In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that an extraordinary event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that an extraordinary event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Reference Prices

     The reference price for each Basket Commodity (the "Reference Price") have been determined on the initial valuation date and will be determined on the final valuation date as described below:

Aluminum

     The Reference Price for aluminum on the initial valuation date is the official "cash offer" settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of primary aluminum on the LME, as determined and made public by the LME and made available on the exchange's website www.lme.com or displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for aluminum on the final valuation date will be the official "cash offer" settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of primary aluminum on the LME, as determined and made public by the LME and made available on the exchange's website www.lme.com or displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

Crude Oil

     The Reference Price for crude oil on the initial valuation date is the official settlement price for one barrel of light sweet crude oil on the NYMEX or its successor, of the first futures contract to expire following the day of pricing (July 2006 Contract, expiring 20th June 2006), stated in U.S. dollars, as made public by the NYMEX and available on the exchange's web site www.Nymex.com or Reuters page `SETT'.

     The Reference Price for crude oil on the final valuation date will be the official settlement price for one barrel of light sweet crude oil on the NYMEX or its successor, of the first futures contract to expire following the day of pricing (January 2010 Contract, expiring 21st December 2009), stated in U.S. dollars, as made public by the NYMEX and available on the exchange's web site www.Nymex.com or Reuters page `SETT'.

Goldman Sachs Agricultural Excess Return Index

     The Reference Price for the Goldman Sachs Agricultural Excess Return Index on the final valuation date will be the closing level of the index on November 25, 2009.

Reference Prices on the Initial Valuation Date

                    Aluminum            Crude Oil             GS Ag
                    --------            ---------             -----
                     $/ton               $/barrel          Index Level
C(i).....          $2,736.00              $71.37              65.03


Adjustments to the Basket and Reference Price

     The composition of the Basket and/or the method of determining the Reference Price may be adjusted from time to time by the calculation agent, as follows:

     o In the event that an official settlement price or level is not available for a Basket Commodity for whatever reason, including any discontinuance of trading in a relevant contract by the LME or NYMEX or the cessation of publication of the GSCI(R) or its sub-indices by Goldman Sachs & Co., then the calculation agent may take such action, including adjustments to the Basket or to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Basket Commodity is discontinued by the exchange on which it traded, the calculation agent may determine such Reference Price for that Basket Commodity by reference to another contract for the Basket Commodity traded on another exchange or to its bid for the Basket Commodity for delivery on the final valuation date.

     o In the event that the terms of any contract used for determining the Reference Price of any Basket Commodity traded on a commodity exchange are changed in a material respect by the commodity exchange upon which the contract trades, the calculation agent may take such action, including adjustments to the Basket or to the method of determining the Reference Price of that Basket Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

     No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Basket Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above.

Extraordinary Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the Basket Performance on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the Basket Performance may be postponed if the calculation agent confirms that, on the final valuation date, an extraordinary event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices of the Basket Commodities on the first business day after the final valuation date on which no extraordinary event occurs or is continuing to determine the Basket Performance. In no event, however, will the determination of the Basket Performance be postponed by more than ten business days.

     If the determination of the Basket Performance is postponed to the last possible day, but an extraordinary event occurs or is continuing on that day, that day will nevertheless be the date on which the Basket Performance will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Reference Prices that would have prevailed in the absence of the extraordinary event and calculate the Basket Performance.

     An extraordinary event means any event, circumstance or cause which Royal Bank determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or to hedge its position in respect of its obligation to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect:

     o the occurrence or existence during the one-half hour period that ends at the close of trading of any suspension of or limitation on trading (by reason of movements in price exceeding limits permitted by the relevant Principal Exchange or otherwise) on the relevant Principal Exchange in the applicable Basket Commodity or a general limitation on prices for such Basket Commodities on any Principal Exchange;

     o a termination or suspension, absence or material limitation of trading in futures contracts, forward contracts or options contracts related to the Basket or the one or more Basket Commodities on any relevant Principal Exchange or a limitation on trading in futures, forward or options contracts on any relevant Principal Exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges;

     o   for a Basket Commodity which is an Index, the index is not published;

     o the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other government authority which would make it unlawful or impracticable for Royal Bank to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of the Basket or an Basket Commodity;

     o the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

     o any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to the Basket or an Basket Commodity or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of commodities, contracts or other instruments generally on any Principal Exchange.

     The following events will not be extraordinary events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of a Principal Exchange; or

     o a decision to permanently discontinue trading in the option or futures contracts relating to any Basket Commodity (see "--Adjustments to the Basket and Reference Price" above).

     For this purpose, an "absence of trading" in the Principal Exchange on which option or futures contracts related to any Basket Commodities are traded will not include any time when that Principal Exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o   no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London and New York City are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, National Association, will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations or confirmations regarding the Reference Price of each of the Basket Commodities, extraordinary events, business days, the default amount, the Basket Performance and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of and confirmations by the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates (or an unaffiliated party or parties with whom we contract) may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates (or such unaffiliated party or parties) expect to enter into hedging transactions involving purchases of Basket Commodities included in or linked to the Basket and/or listed and/or over-the-counter options or futures or forward on the Basket Commodities prior to or on the initial valuation date. From time to time, we or our affiliates (or such unaffiliated party or parties) may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates (or such unaffiliated party or parties) may:

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Basket Commodities,

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

     o   any combination of the above two.

     We or our affiliates (or such unaffiliated party or parties) may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates (or such unaffiliated party or parties) may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Commodities, listed or over-the-counter options or futures or forwards on Basket Commodities or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Basket Commodities or other components of the commodities market.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     o    a dealer in securities or currencies;

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     o    a bank;

     o    a life insurance company;

     o    a tax-exempt organization;

     o    a partnership or other pass-through entity;

     o a person that owns a note as a hedge or that is hedged against interest rate risks;

     o a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

     o a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o    a domestic corporation;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes (the "Contingent Debt Rules"). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

     Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the "comparable yield") and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

     We have determined that the comparable yield is 5.40% per annum, compounded semi-annually. We have also determined that the projected payment for the Notes, per $10,000 of principal amount, at the maturity date is $12,050.17 for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

     You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive (including any Additional Amounts) at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

     Any gain you recognize upon the sale, exchange, redemption or maturity of your Note, including gain arising from the receipt of any Additional Amounts, will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

         We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the Underwriter, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 2.50%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 2.50% of the principal amount of the Notes. The Underwriter may allow, and the broker or dealers may re-allow, a discount not to exceed 2.50% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.
     In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada

                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca

EXHIBIT A
---------
                                Auditors' Consent

     We refer to the Pricing Supplement No. 20 of Royal Bank of Canada (the "Bank") dated May 26, 2006 relating to the offering of US$3,570,000 Senior Global Medium-Term Notes, Series B, Principal Protected Notes due November 30, 2009, Linked to the Performance of a Basket of Commodities, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
May 26, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                  US$3,570,000


                                   [RBC LOGO]

                              Royal Bank of Canada
                    Senior Global Medium-Term Notes, Series B
                 Principal Protected Notes due November 30, 2009
              Linked to the Performance of a Basket of Commodities


                                  May 26, 2006